                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 AT&T CANADA INC.
                                 (Registrant)


Date: August 22, 2002            By: /s/ Scott Ewart
                                    --------------------------------------------
                                 Name:   Scott Ewart
                                 Title:  Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer

                                     [LOGO]


             AT&T CANADA, WITH OPERATING PLAN IN PLACE, CANCELS THE $200 MILLION UN-UTILIZED PORTION OF ITS BANK CREDIT FACILITY

Toronto, ON (August 21, 2002) -- AT&T Canada Inc. (TSX: TEL.B and NASDAQ: ATTC) today announced that as a result of finalizing its operating plan, it has cancelled the $200 million unused portion of its $400 million bank credit facility. As disclosed in the company's second quarter earnings release, AT&T Canada had over $425 million of cash on hand at June 30, 2002 and a further $240 million to be received by October 8, 2002 from the exercise of employee stock options. Based on concluding its operating plan and continued efforts to reduce costs, AT&T Canada had no plan to draw the additional amount if made available. The company's utilized portion of the bank credit facility of $200 million remains in place and AT&T Canada continues to be in compliance with all covenants governing this facility. The company's liquidity is not impacted by this facility modification.

John McLennan, Vice Chairman and CEO, said, "We are moving forward with our operating plan to position AT&T Canada over the long term as a strong, growing and profitable competitor in the Canadian telecommunications marketplace. Going forward, the significant cost reductions and lower capital spending that flow from our new operating plan will further enhance our liquidity position."

ABOUT THE COMPANY: AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada Inc. is a public company with its stock traded on the Toronto Stock Exchange under the symbol TEL.B and on the NASDAQ National Market System under the symbol ATTC. Visit AT&T Canada's web site, www.attcanada.com for more information about the company.


Note for Investors: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the company's control, and that future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

                                    -- ## --

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                          INVESTORS AND ANALYSTS:
Ian Dale                                        Brock Robertson
(416) 345-2227                                  (416) 345-3125
ian.dale@attcanada.com                          brock.robertson@attcanada.com

May Chiarot                                     Dan Coombes
(416) 345-2342                                  (416) 345-2326
may.chiarot@attcanada.com                       dan.coombes@attcanada.com